Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1MEF of our report dated November 19, 2021, relating the financial statements of Genesis Growth Tech Acquisition Corp. (the “Company”) as of May 26, 2021, and for the period from March 17, 2021 (inception) through May 26, 2021, included in the Registration Statement on Form S-1 (File No. 333-261248) of Genesis Growth Tech Acquisition Corp. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in the Registration Statement on Form S-1 (File No. 333-261248).

/s/ Citrin Cooperman & Company, LLP

New York, New York

December 8, 2021